Tax Exempt Money Market Fund, March 31, 2005, semiannual report

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A For the period ended March 31, 2005, Putnam Management has assumed $1,249 of legal, shareholder servicing and communication, audit and Trustee fees incurred by the fund in connection with certain legal and regulatory matters.